July 30, 2018

VIA EDGAR

Ms. Lauren Hamilton
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Guggenheim Variable Funds Trust (File Nos. 002-59353 & 811-02753)
(the “Registrant”)

Dear Ms. Hamilton:

On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (“SEC”) staff conveyed via telephone conversation between you and Corey F. Rose and James V. Catano of Dechert LLP and John Sullivan and Jim Howley of the Registrant on June 26, 2018. These comments pertain to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual report filed on Form N-CSR for the Registrant, on behalf of its series (each, a “Fund” and, collectively, the “Funds”), relating to the fiscal year ended December 31, 2017. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below.

Comment 1:
Please confirm whether Brian E. Binder or Amy J. Lee is the President and Chief Executive Officer of the Registrant and the Principal Executive Officer of the Registrant for purposes of the Sarbanes-Oxley Act of 2002 as Brian E. Binder executed the annual report and related certifications but the report lists Amy J. Lee as the President and Chief Executive Officer.

Response:
Effective February 2018, Brian E. Binder became the President and Chief Executive Officer of the Registrant and the Principal Executive Officer of the Registrant for purposes of the Sarbanes-Oxley Act of 2002. Mr. Binder assumed this position prior to the completion of the audit of the Funds’ financial statements and the filing of the annual report. I, Amy J. Lee, held these positions at the end of the 2017 fiscal year and, as such, was identified in the annual report as the President and Chief Executive Officer of the Registrant.

Comment 2:
Please confirm that previously waived fees and/or reimbursed expenses for each Fund (as applicable) have only been recouped if the current expense ratio was less than the expense limitation in place when the prior fees and/or expenses were waived and/or reimbursed or at the time of the recoupment, if any, and that the amount that may be recouped is subject to the lower of the expense limitations. Please consider updating the disclosure, as applicable, in the Funds’ registration statement or notes to financial statements.

Response:
The Registrant confirms that a recoupment would only occur if the current expense ratio of a Fund was less than the expense limitation in place when the fees and/or expenses were waived and/or reimbursed for the Fund or the expense limitation applicable at the time of the recoupment, if any. The Registrant also confirms that the amount that may be recouped is subject to the lower of the expense limitations. The Registrant will consider revising the corresponding disclosure in connection with its next annual update and annual report.

Comment 3:
Please confirm whether Series B (Large Cap Value Series) and Series Y (StylePlus—Large Growth Series), which are each classified as a “non-diversified” company under the Investment Company Act of 1940 (“1940 Act”), continue to qualify for this classification. Pursuant to Section 13(a)(1) of the 1940 Act and Rule 13a-1 thereunder, as interpreted by the staff, if a non-diversified Fund operates as a “diversified” Fund continuously for three years, the Fund should be considered diversified. If a Fund is considered diversified, the Fund must obtain shareholder approval to revert back to operating as a non-diversified Fund.

Response:
The Registrant confirms that each of Series B (Large Cap Value Series) and Series Y (StylePlus—Large Growth Series) is now classified as a “diversified company” and the Registrant updated the registration statement for these Funds accordingly during the Funds’ most recent annual update, which occurred following the date of the annual reports.

Comment 4:
Series B (Large Cap Value Series), Series D (World Equity Income Series) and Series Z (Alpha Opportunity Series) each invested greater than 25% of their respective assets in one or more specific sectors as of December 31, 2017. Please consider including applicable strategy and risk disclosure in subsequent registration statement filings for each Fund.

Response:
As of the Funds’ most recent annual update, the prospectuses for Series B (Large Cap Value Series) and Series D (World Equity Income Series) include principal investment strategy and principal investment risk disclosures relating to the financial and technology sectors. The prospectus for Series Z (Alpha Opportunity Series) does not include such disclosure as the principal investment strategies of the Fund do not include seeking exposure to a specific sector. The Registrant will consider this comment in connection with its next annual update to the extent that Series Z (Alpha Opportunity Series) maintains similar levels of exposure to a particular sector.

Comment 5:
With respect to the Series E (Total Return Bond Series), Series P (High Yield Series), Series V (Mid Cap Value Series) and Series X (StylePlus—Small Growth Series), please confirm that any categories of “other expenses,” exceeding 5% of total expenses, are identified as a separate line item as per Rule 6-07.2(b) of Regulation S-X.

Response:	The Registrant confirms that no categories of “other expenses” for these Funds exceeded 5% of total expenses.

Comment 6:
Series V (Mid Cap Value Series) has a policy to invest, under normal circumstances, at least 80% of its assets (net assets, plus the amount of any borrowings for investment purposes) in a diversified portfolio of equity securities, which include common stocks, rights, options, warrants, convertible debt securities, and American Depositary Receipts (“ADRs”), that, when purchased, have market capitalizations that are usually within the range of companies in the Russell 2500 Value Index. Please explain the basis for the Registrant’s position that mid-capitalization companies are those whose market capitalization is similar to the market capitalization of companies in the Russell 2500 Value Index.

Response:
The Russell 2500 Value Index measures the performance of the small to mid-cap value segment of the U.S. equity universe. Accordingly, the Registrant believes that reference to the Russell 2500 Value Index is appropriate to define the mid-capitalization universe of companies in which the Fund invests.

Comment 7:
Series Z (Alpha Opportunity Series) maintained exposure through derivatives as of the end of its most recent fiscal year. The management’s discussion of fund performance (“MDFP”) in the Fund’s annual report did not discuss the impact of derivatives on performance during the fiscal year. We note that the MDFP should discuss the impact of derivatives on a fund’s performance during the most recent fiscal year, if such derivatives materially affected the fund’s performance during this period. Please confirm the rationale for not including a discussion of the impact of derivatives on the Fund’s performance in the MDFP. Please respond to this comment with respect to each Fund.

Response:
Series Z (Alpha Opportunity Series) utilizes OTC Custom Basket Swaps to pursue its principal investment strategies of investing in long and short positions of domestic equity and equity related securities. These derivatives impacted Fund performance during the period. Future MDFPs for this Fund, and other Funds, will include a discussion of the impact of derivatives on performance if the impact is deemed material.

Comment 8:	Please confirm that the Funds’ website reflects the hyperlinks to the most recent disclosure documents made available by the Funds online.

Response:	We confirm that the hyperlinks to Fund disclosure documents available on the Funds’ website have been reviewed and updated where necessary.

Comment 9:	Please confirm that the fair value of each unfunded loan commitment is measured at fair value in accordance with ASC 820.

Response:	We confirm that we believe the fair value of each unfunded loan commitment held by a Fund for the fiscal year ended December 31, 2017 was measured at fair value in accordance with ASC 820.

Comment 10:	Please confirm the basis for not including a subsequent event footnote to the Funds’ financial statements.

Response:	The Funds did not include a subsequent event footnote as there were no material events that occurred between the balance sheet date and the date the financial statements were issued.

Comment 11:
Please consider disclosing the recoupment of previously waived fees or reimbursed expenses as a separate line item in the Funds’ fee and expense tables, as applicable. Please explain the basis for not reflecting such recoupments as a separate line item.

Response:
The Registrant included amounts recouped within “other expenses” in the fee and expense tables, as applicable, without adding a separate line item because the Registrant believed this disclosure to be accurate and preferred a simpler approach to the fee and expense table disclosure. However, the Registrant will undertake to review the available guidance and consider disclosing such recoupments in a separate line item in the fee and expense tables, to the extent applicable, in connection with its next annual update.

Comment 12:	Please conform investments in and advancements to affiliates to the requirements of Regulation S-X 12-14.1 and Regulation S-X 12-14.7 for future shareholder reports.

Response:	The Registrant will conform its disclosures accordingly in future reports.
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Please call Julien Bourgeois at Dechert LLP at 202.261.3451, James V. Catano at Dechert LLP at 202.261.3376 or Corey Rose at Dechert LLP at 202.261.3314 with any questions or comments regarding this letter, or if they may assist you in any way.

Sincerely,

/s/ Amy Lee
Amy Lee
Vice President and Chief Legal Officer
Guggenheim Variable Funds Trust